

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

February 9, 2009

VIA U.S. MAIL AND FAX (201) 476-9601

Mr. Alan Gallantar
Chief Financial Officer
Ivivi Technologies, Inc.
135 Chestnut Ridge Road
Montvale, New Jersey 07645

> **Re:**   **Ivivi Technologies, Inc.**
> **Form 10-KSB for the year ended March 31, 2008**
> **Filed June 30, 2008**
> **File No. 001-33088**

Dear Mr. Gallantar:

We have reviewed your response filed January 14, 2009 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the period ended September 30, 2008

Financial Statements, page 3

Note 2. Deferred Revenue and Distribution Agreement, page 12

1.   We note that you have included a "loss on settlement of Allergan contract" as a non-operating item in your income statement for the period ended September 30, 2008. We also note from your table on page 13 that this $92,423 loss includes (i) accrued settlement payment of $450,000; (ii) inventory value of $447,926; (iii) markdowns of double SoftPulse units of $322,169; (iv) reserve for repacking and relabeling of $65,800; (v) freight and other costs of $13,000; and (vi) deferred revenue, net of $310,620. Generally, these costs are considered ordinary expenses of doing business and are presented in operations. Please tell us in detail why these charges are properly classified in non-operating income. Your explanation should include a discussion of why you believe the underlying contract with Allergan does not relate to your operating activities. If the contract relates to your operating activities, it would appear that any related settlement gains or losses should be included in operating activities. Please discuss.

2.   In this regard, it appears that Allergan had to return all unsold inventory to IVIVI as part of the settlement agreement. It also appears that you are not allowed to enter into a distribution agreement to sell the returned inventory until mid-May 2009. Please explain to us the specifics of the returned inventory. Support that your previous accounting was appropriate and further support your current accounting. Note that reductions in inventory value should be classified as part of cost of sales. Please discuss.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or me at (202) 551-3554 if you have any questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

                                        Sincerely,

                                        Angela Crane
                                        Accounting Branch Chief

Mr. Alan Gallantar
Ivivi Technologies, Inc.
February 9, 2009
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